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SEC FILE NUMBER
8-70999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/13/2023 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRB Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6770 West Expressway, Suite 83
(No. and Street)

Harlingen	Texas	78552
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Coulter	214-743-1379	rcoulter@ehmuni.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis, LLP
(Name – if individual, state last, first, and middle name)

8200 W. Interstate 10, Suite 900	San Antonio	Texas	78230
(Address)	(City)	(State)	(Zip Code)

10/16/2023	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Coulter _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TRB Capital Markets, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRANDON EDWARDS
Notary ID # 13511522-0
My Commission Expires
October 02, 2028

Brandon Edwards
Notary Public

Signature: _R.M. Coulter_

Title:
Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

TRB Capital Markets, LLC

Report of Independent Registered Public Accounting Firm, and Financial Statements Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2024

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

TRB Capital Markets, LLC
Table of Contents

Forvis Mazars, LLP
Two Leadership Square South Tower, 211 N. Robinson Avenue, Suite 600
Oklahoma City, OK 73102
P 405.606.2580 | **F** 405.600.9799
forvismazars.us



Report of Independent Registered Public Accounting Firm

Member and Board of Directors
TRB Capital Markets, LLC
Harlingen, Texas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TRB Capital Markets, LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Forvis Mazars, LLP

Forvis Mazars, LLP

We have served as the Company's auditor since 2024
Oklahoma City, Oklahoma
April 17, 2025

TRB Capital Markets, LLC
Statement of Financial Condition
December 31, 2024
(Dollars in Thousands)

		2024
Assets		
Cash	$	9,673
Cash deposits with clearing organization		5,106
Interest bearing deposits in Banks		9,377
Investments, at fair value		9,810
Trade receivables		179
Receivables from brokers and dealers		985
Premises and equipment – net		68
Right of use asset		1,025
Prepaid expenses and other assets		248
Goodwill		5,640
Other intangible assets – net		7,422
Total assets	$	**49,533**
Liabilities		
Accounts payable and accrued expenses	$	909
Federal and state taxes payable		77
Related party liability		5,988
Lease liability		1,029
Trading liabilities		10,062
Total liabilities		**18,065**
Member's Equity		
Member's equity		31,468
Total member's equity		**31,468**
Total liabilities and member's equity	$	**49,533**

Notes to the financial statements form an integral part of these statements.

TRB Capital Markets, LLC

Notes to the Financial Statements
December 31, 2024

1. **Nature of Operations and Summary of Significant Accounting Policies**

Nature of Operations
TRB Capital Markets, LLC (the Company) was formed August 19, 2022 and commenced its operations with the acquisition of Estrada Hinojosa & Company, on August 2, 2024. The Company is a municipal securities dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas Corporation. The Company is a wholly owned subsidiary of Texas Regional Bank (TRB), which is a wholly owned subsidiary of Texas State Bankshares, Inc. (TSBI).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk
The Company maintains its cash at its clearing correspondent broker dealer and in TRB deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Basis of Presentation
The Company is engaged in investment banking services which consists of several classes of services, including underwriting activities, financial advisory services, placement agent services, continuing disclosure submission services, and secondary market sales. The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP).

Cash and Interest Bearing Deposits in Banks
For purposes of the statement of cash flows, cash and interest bearing deposits in banks include deposits with banks and investments with maturities of three months or less that are not segregated and deposited for regulatory purposes.

At December 31, 2024, the Company's cash accounts exceeded federally insured limits by approximately $23 million. The Company has not experienced any losses in such accounts.

Cash Deposits with Clearing Organizations
Deposits with clearing broker-dealer represent cash required to be maintained at the clearing broker-dealer for clearing and trading activities. The Company conducts business with one clearing broker-dealer for its underwriting activities. The availability of these funds to the Company is governed by the agreements with the clearing firms and may vary depending upon the margin requirement on securities owned and other non-recurring debits, such as securities sold short, fails, and unanticipated price corrections.

TRB Capital Markets, LLC

Receivables from Brokers and Dealers

Receivables from Brokers and Dealers are reported on the statement of financial position at outstanding principal adjusted for any allowance for credit losses. The receivable is recognized upon completion of the performance obligation to the customer and collateral is not required. Receivables from Brokers and Dealers represent amounts that have been earned and billed to other Brokers related to underwriting and financial advisory services where the Company acts as co-lead or financial advisor to a transaction. The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against allowance. The Company's expectation is that credit risk is not significant until receivables are more than 180 days past due. As of December 31, 2024, the Company had no accounts that management believed were uncollectible. Receivables related to contracts with brokers and dealers as of December 31, 2024 were $985 million.

Receivables from Customers

Receivables from Customers are reported on the statement of financial position at outstanding principal adjusted for any allowance for credit losses. The receivable is recognized upon completion of the performance obligation to the customer and collateral is not required. Receivables from customers represent amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letter or agreement with respective clients. The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against allowance. The Company's expectation is that credit risk is not significant until receivables are more than 180 days past due. Receivables related to contracts with customers as of December 31, 2024 were $111 thousand and included in trade receivables on the statement of financial condition. As of December 31, 2024, the Company had no accounts that management believed were uncollectible.

Securities

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, with the resulting difference between cost and fair value included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors.

Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Premises and Equipment

Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is recognized on the straight-line method based on the following estimated useful lives: buildings – 40 years; equipment and furniture – 5 to 7 years; and software – 3 years. Leasehold improvements are amortized over the shorter of the lease term or respective estimated useful lives.

Notes to the financial statements form an integral part of these statements.

Goodwill and Intangible Assets

Goodwill is the excess of purchase price over fair value of identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually or more frequently if a triggering event occurs. The Company elected the accounting alternative for evaluating goodwill impairment triggering events and performs a goodwill impairment triggering event evaluation only as of the end of each reporting period. A qualitative assessment is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not the fair value of a reporting unit is less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value of a reporting unit is less than the carrying value, then goodwill is tested further for impairment. The quantitative impairment test consists of calculating the fair value of a reporting unit and comparing it to the carrying amount, including goodwill. The goodwill impairment loss, if any, is measured as the amount by which the carrying amount of a reporting unit, including goodwill, exceeds its fair value. Subsequent increases in goodwill value are not recognized in the consolidated financial statements. For the year ended December 31, 2024, the Company determined that no impairment of goodwill has occurred.

Intangible assets with finite lives are initially recorded at fair value and amortized on a straight line basis over periods ranging from 6-12 years. Intangible assets are periodically evaluated as to the recoverability of carrying values.

Stock Incentive Plans

The Company accounts for share based compensation in accordance with ASC 718, *Compensation – Stock Compensation*, which requires the measurement of the cost of employee services received in exchange for restricted stock based on the grant-date fair value of the award, over the period the employee is required to provide services for the equity-classified award. Employees participate in an equity incentive plan, which provides for restricted stock that may only be settled in common shares of TSBI. The value of restricted stock is the value of TSBI stock at the date of the grant. The Company's accounting policy is to recognize forfeitures as they occur. TSBI allocates share-based compensation expense to the Company for employees receiving equity awards.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of revenues and certain costs. Revenue from contracts with clients is recognized when the Company satisfies performance obligations by transferring the service to the client. A service is transferred to a client when the client obtains control and benefit of that service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for the service.

Revenues from the Company's investment banking operations include fees for financial advisory services and underwriting activities and gains and losses on secondary market sales.

The Company engages in the underwriting of municipal debt securities for governmental entities and public/private conduit issuers that use the proceeds from the sale of such securities for purposes specified in the issuer's official statement. Revenues arising from the primary offering of municipal debt securities for governmental entities and public/private conduit issuers for the portion of the bonds the Company is contracted to purchase are recognized on the trade date. The Company believes that the trade date is the

appropriate point in time to recognize revenue arising from transactions of municipal debt underwritings since the terms of the transaction have been established, beneficial ownership has been transferred, all performance obligations have been satisfied, there are no significant variable constraints and there is no significant action which the Company must undertake subsequent to this date.

The Company recognizes an underwriting expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses these costs.

The Company provides financial advisory services to governmental entities and public/private conduit issuers of municipal securities. Revenues are earned from fees arising from the rendering of financial advice with respect to a public or private issuance of municipal securities or the structuring of a bank loan on behalf of the governmental entities and/or public/private conduit issuers. The Company recognizes financial advisory fees at a point in time when the related transaction or engagement is successfully completed, i.e. closing date. The Company believes that closing date is the appropriate point in time to recognize revenues arising from financial advisory services as that is when the customer receives the benefit of the services, all performance obligations have been satisfied, and there are no significant variable constraints.

The Company defers financial advisory expenses only to the extent they are explicitly reimbursable by the financial advisory client and records expenses when the related revenue has been recognized. Expenses reimbursed by our clients are recognized as financial advisory revenues; otherwise, financial advisory expenses are recognized as they are incurred.

Placement agent service receivables are earned in accordance with contract terms. Revenue related to these transactions is recognized when payment is received. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Any costs associated are recognized when incurred.

Interest and other income represent revenues that are not within the scope of ASC 606.

The economic conditions which affect the Company's operations are related to overall trends in the economy and can be significantly influenced by changes in interest rates and overall market conditions.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

TRB Capital Markets, LLC

Notes to the Financial Statements
December 31, 2024

The Company is a single member limited liability company disregarded for U.S. federal income tax purposes therefore, there is no future benefit or liability related to book and tax bases of assets or liabilities. Accordingly, the Company has not recorded deferred tax for the period ended December 31, 2024.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Recently Adopted Accounting Guidance

In November 2023, the FASB issued ASU 2023-07: *Improvements to Reportable Segment Disclosures*. This ASU, which amends Topic 820: *Segment Reporting*, improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of the business and the accounting policies of the segment are the same as described throughout Note 1. The Company's Chief Operating Decision Maker ("CODM") is its executive team. The CODM assesses the reportable segment based on net income and total assets which are the same amounts in all material respects as those reported on the statement of financial position. The Company adopted the standard on January 1, 2024. The adoption did not have a material impact on the Company's financial statements.

2.   Acquisitions

On August 2, 2024, TSBI acquired 100% of the voting stock of Estrada Hinojosa and Company, Inc. (EH). Immediately following the merger, EH was merged with and into the Company, with the Company as the surviving entity. The total consideration for the transaction was $14.45 million, which included a combination of $9.28 million of cash and $5.17 million of TSBI stock. CM management elected to adopt pushdown accounting for the purchase.

The acquisition expanded the financial services offerings of TSBI and provided EH access to additional capital necessary for continued growth.

The business combination was accounted for under the acquisition method of accounting. Under this method of accounting, the assets acquired, liabilities assumed, and consideration paid were recorded at their estimated fair values.

Fair Value of Consideration Transferred		
Cash paid by TSBI	$	9,277
* Common shares issued by TSBI, 140,564 shares		5,173
Total Consideration	$	14,450

TSBI pushed down the fair value of assets and liabilities assumed and the Company recognized a capital contribution of $16.07 million related to the transaction.

Notes to the financial statements form an integral part of these statements.

* Common stock is valued using the income approach – discounted cash flow method. The key assumptions include projected net cash flows, expected long-term sustainable growth rate and discount rate.

Fair values of assets acquired and liabilities assumed by TSBI as of the August 2, 2024 closing date of the transaction, are as follows, with no amounts deemed provisional (dollars in thousands):

Assets		
Cash	$	2,702
Interest bearing deposits in Banks		3,242
Receivables from brokers and dealers		772
Trade receivables		458
Premises and equipment – net		77
Prepaid expenses and other assets		302
Right of use asset		1,125
Goodwill		5,640
Other intangible assets – net		7,700
Total assets acquired	$	22,018
Liabilities		
Accounts payable and accrued expenses	$	2,014
Related party liability		2,812
* Deferred Tax		1,617
Lease liability		1,125
Total liabilities assumed	$	7,568
Capital Contributed	$	14,450

* The deferred tax liability reflected here is provided as a means to reconcile assets and liabilities acquired to total consideration paid/capital contributed. The Company is a disregarded entity for tax purposes and therefore, not required to record current and deferred tax. This amount was not recorded by the Company in accounting for the business combination therefore, capital contributed related to the transaction exceeds consideration paid by $1.617 million.

The goodwill consists largely of the synergies and economies of scale expected from combining the operations of the Company and TRB. All of the goodwill associated with the acquisition was assigned to the Company. The customer list intangible asset will be amortized over 12 years and the trade name intangible will be amortized over 6 years. None of the goodwill or intangibles will be deductible for federal income tax purposes.

TRB Capital Markets, LLC

Notes to the Financial Statements
December 31, 2024

3. Fair Value Measurements

The Company follows the provisions of ASC 820, *Fair Value Measurements and Disclosures*. The disclosures required about fair value measurements include, among other things, (1) the amounts and reasons for certain significant transfers among the three hierarchy levels of inputs; (2) the gross, rather than net, basis for certain Level 3 rollforward information; (3) use of a "class" basis rather than a major category basis for assets and liabilities; and (4) valuation techniques and inputs used to estimate Level 2 and Level 3 fair value measurements. The ASC defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The ASC guidance establishes a fair value hierarchy for valuation inputs that prioritizes the inputs used in valuation methodologies into the following three levels:

- Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access as of the measurement date.

- Level 2 – Observable inputs other than Level 1, including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.

- Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses fair value to measure certain assets and liabilities on a recurring basis when fair value is the primary measure of accounting. Fair value is used on a nonrecurring basis to measure certain assets when applying lower of cost or market accounting or when adjusting carrying values, such as goodwill and intangible assets.

Fair value is also used when evaluating impairment on certain assets, including trading securities, goodwill and other intangibles, long-lived assets, and for disclosures of certain financial instruments.

There were no transfers among the three hierarchy levels of inputs.

The following table summarizes assets and liabilities measured at fair value by class on a recurring basis as reported on the statement of financial position as of December 31, 2024, segregated by level within the fair value measurement hierarchy (dollars in thousands):

	Fair Value	Level 1	Level 2	Level 3
State and political subdivision securities	$ 9,810	$ -	$ 9,810	$ -
	$ 9,810	$ -	$ 9,810	$ -

4.   Receivables From and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2024 consist of the following (dollars in thousands):

	Receivable	Payable
Deposits for securities borrowed / loaned	$ 5,106	$ -
From brokers and dealers	1,164	10,062
	$ 6,270	$ 10,062

At December 31 2024, the above deposit balances are included in cash and cash equivalents. Receivable and payable balances are separately stated on the statement of financial position.

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

5.   Premises and Equipment

Components of premises and equipment, included in the statement of financial position, are as follows (dollars in thousands):

	2024
Equipment and furniture	$ 73
Leasehold improvements	4
	77
Less accumulated depreciation	9
	$ 68

The Company has several operating leases for locations and for equipment, which terminate between 2024 and 2029. As of December 31, 2024, the ROU assets totaled $1.025 million.

The Company has lease agreements with nonlease components that relate to the lease components. The Company elected the practical expedient to account for nonlease components and the lease components to which they relate as a single lease component for all. In addition, the Company elected to keep short-term leases with an initial term of 12 months or less off the statement of financial position.

The Company determines if an arrangement is a lease or contains a lease at inception. Leases result in the recognition of ROU assets and lease liabilities on the statement of financial position. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease, measured on a discounted basis. The Company determines lease classification as operating or finance at the lease commencement date.

At lease inception, the lease liability is measured at the present value of the lease payments over the lease

term. The ROU asset equals the lease liability adjusted for any initial direct costs, prepaid or deferred rent, and lease incentives. The Company has made a policy election to use a risk-free rate (the rate of a zero-coupon U.S. Treasury instrument) for the initial and subsequent measurement of all lease liabilities. The risk-free rate is determined using a period comparable with the lease term.

The Company does not generally enter into leases which contain variable payments, other than due to the passage of time.

Information regarding the lease terms and discount rates of the Company's leases is as follows:

	2024	
	Weighted Average Remaining Lease Term (Years)	Weighted Average Discount Rate
Lease Classification		
Operating	3.70	3.69%

Maturities of lease liabilities at December 31, 2024 are presented below (dollars in thousands):

Year ending December 31,	
2025	$ 324
2026	264
2027	270
2028	241
2029	-
Thereafter	-
Total minimum lease payments	1,099
Less amount representing interest	(70)
Lease Liabilities	$ 1,029

As of December 31, 2024, the Company had no additional operating leases that have not yet commenced.

6.   Goodwill & Other Intangible Assets

Goodwill: Goodwill was as follows at December 31, 2024 (dollars in thousands):

	2024
Balance at beginning of year	$ -
Acquired goodwill	5,640
Balance at end of year	$ 5,640

Acquired Intangible Assets: Acquired intangible assets were as follows at year end (dollars in thousands):

	2024		
	Gross Carrying Amount	Accumulated Amortization	Other Intangible Assets - net
Amortized intangbile assets			
Customer list intangible	$ 7,400	$ 257	7,143
Trade name intangible	300	21	279
Balance at end of year	$ 7,700	$ 278	7,422

Intangible assets from acquisitions include customer list intangibles and trade name intangibles with the acquisition of Estrada Hinojosa in 2024. The customer list intangibles and trade name intangibles are being amortized over a period of twelve years and six years, respectively.

7.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting debt to net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $16.15 million which was $14.9 million in excess of its required net capital of $1.15 million. The Company's net capital ratio was 1.07 to 1.

8.   **Restricted Stock**

In 2024, TSBI issued 5,934 shares of restricted stock to eight executive officers. The shares are subject to forfeiture provisions in the event that the officers cease employment with the Company during the term of the agreement. All shares vest ratably over five years. All restricted stock is granted at the fair value of common stock at the time of award. The RSUs are considered fixed awards as the number of shares and fair value are known at the date of grant and the fair value at the grant date is amortized over the vesting and/or service period. The forfeiture provisions on the shares granted in 2024 lapse on 100% of the shares at the end of five years. The restricted stock agreements include provisions that accelerate the vesting of the unvested restricted stock if a change of control occurs as defined by the agreements. The holders of the restricted stock are entitled to all rights of a shareholder with regard to the restricted stock including the right to receive dividends. Dividends on the unvested restricted stock are charged to retained earnings when declared.

The restricted stock awards were valued at $44 per share at the date of grant.

	Shares		Weighted Average Grant-Date Fair Value
Nonvested at the beginning of year:	-	$	-
Granted	5,934		44.00
Vested	-		-
Forfeited	-		-
Nonvested outstanding at the end of year:	5,934	$	44.00

9.   **Legal Contingencies**

The Company is periodically subject to pending or threatened litigation and claims relating to its normal activities. In the opinion of management, the risk of loss from such litigation and claims will not be material or significant to its financial condition or results of operations beyond amounts that have already been accrued for such losses.

TRB Capital Markets, LLC

Notes to the Financial Statements
December 31, 2024

10.   Related Party Transactions

The Company is a wholly owned subsidiary of Texas Regional Bank. Upon FINRA approval in 2023, the Company entered into an office and administrative services agreement with its Parent through the date of acquisition to cover costs associated with administrative functions, accounting oversight, rent for use of office facilities and equipment and other indirect expenses of operations. No subsequent agreements were in place as of December 31, 2024.

Additional expenses incurred and paid at the Parent level were expensed by the Company and offset with a corresponding intercompany liability. Amounts due to the Parent at December 31, 2024 totaled $5.99 million. On April 9, 2024, Texas Regional Bank and TRB Capital Markets, LLC entered into a revolving Note and Cash Subordination agreement in the amount of $25 million at an interest rate to be agreed upon by the Broker/Dealer and the Lender at the time of any advance. The purpose of the Revolving Note and Cash Subordination agreement is to fund TRB Capital Markets, LLC municipal securities underwriting activities. The Note matures December 31, 2028. As of December 31, 2024, the outstanding balance on the note was zero.

11.   Subsequent Events

The Company has evaluated subsequent events through April 17, 2025, the date the financial statements were issued.